EXHIBIT (a)(1)(P)

Dear Microsemi Option Holder:

Microsemi is extending the Expiration Date of our Offer to Amend and Accelerate Employee Stock Options beyond the original time. The deadline to submit an Acknowledgement and Acceptance Form will now be Tuesday, September 20, 2005 at 5:00 P.M. U.S. Pacific Daylight Time. Accordingly, the Amended and Accelerated Options will be amended and become accelerated on the next day following, and this is September 21, 2005, instead of the previously scheduled date of September 16, 2005. If we extend the Expiration Date again (which we do not currently expect to do), the Amended and Accelerated Options will be amended and accelerated on the next business day following the new Expiration Date.

Because some Option Holders have not yet responded to the Offer, we feel you may want additional time to determine whether to accept or decline this Offer. This extension is being made in order to allow us to better communicate with you related to your participation in the Stock Option Acceleration Program. We want to provide enough time to allow all Option Holders to respond, or perhaps ask additional questions, and to consider the Offer carefully.

Please feel free to contact Microsemi by e-mail at AccelerationOfferQuestions@microsemi.com or by facsimile to 1-877-798-3202 for further assistance.

Sincerely, MICROSEMI CORPORATION

By:	/S/ DAVID R. SONKSEN
David R. Sonksen, Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Date: September 8, 2005